As filed with the Securities and Exchange Commission on September 16, 2005.

                                                    Registration No. 333-127480

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          ABRAXAS PETROLEUM CORPORATION

             (Exact name of registrant as specified in its charter)

                       Nevada                         74-2584033

          (State or other jurisdiction of           (I.R.S. Employer
           incorporation or organization)         Identification Number)

                                                   Robert L. G. Watson
         500 North Loop 1604 East                500 North Loop 1604 East
                Suite 100                               Suite 100
         San Antonio, Texas 78232                San Antonio, Texas 78232
             (210) 490-4788                            (210) 490-4788
  (Address, including zip code, and telephone   (Address, and telephone number,
   number, including zip code, of registrant's   including area code, of agent
        principal executive offices)                   for service)

                                   Copies to:

                         Cox Smith Matthews Incorporated
                         112 E. Pecan Street, Suite 1800
                            San Antonio, Texas 78205
                                 (210) 554-5500
                           Attention: Steven R. Jacobs
                               Jeffrey C. Gifford


Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


                            ------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY CHANGE. THIS PROSPECTUS IS INCLUDED IN A REGISTRATION STATEMENT THAT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING STOCKHOLDERS CANNOT SELL THESE SECURITIES UNTIL THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION DATED SEPTEMBER 16, 2005

                          ABRAXAS PETROLEUM CORPORATION

                                5,096,479 Shares
                                 of Common Stock

     This prospectus relates to the offer and sale from time to time of up to an aggregate of 5,096,479 shares of our common stock by the selling stockholders named in this prospectus. The selling stockholders may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus. We will not receive any proceeds from any such sale by any selling stockholder.

Investing in our common stock involves risks. Please carefully read the information under the headings "Forward-Looking Statements" on page ii and "Risk Factors" beginning on page 3 of this prospectus before you invest in our common stock.

     Our common stock trades on The American Stock Exchange under the symbol "ABP." On September 13, 2005, the closing price of our common stock on The American Stock Exchange was $4.59.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                -----------------

                   This Prospectus is dated September __, 2005

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                TABLE OF CONTENTS


FORWARD-LOOKING INFORMATION................................................ii

SUMMARY.....................................................................1

RISK FACTORS................................................................3

USE OF PROCEEDS............................................................11

DESCRIPTION OF CAPITAL STOCK...............................................11

SELLING STOCKHOLDERS.......................................................15

PLAN OF DISTRIBUTION.......................................................16

LEGAL MATTERS..............................................................17

EXPERTS....................................................................17

WHERE YOU CAN FIND MORE INFORMATION........................................18

INCORPORATION BY REFERENCE.................................................18

GLOSSARY OF TERMS..........................................................19



                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process or continuous offering process. Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling stockholders. Each time a selling stockholder sells securities, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under "Where You Can Find More Information."

                           FORWARD-LOOKING INFORMATION

     We make forward-looking statements throughout this prospectus and the documents included or incorporated by reference in this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as statements including words like "believe," "expect," "anticipate," "intend," "plan," "seek," "estimate," "could," "potentially" or similar expressions), you must remember that these are forward-looking statements, and that our expectations may not be correct, even though we believe they are reasonable. The forward-looking information contained in this prospectus or in the documents included or incorporated by reference in this prospectus is generally located in the material set forth under the headings "Summary," "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" but may be found in other locations as well. These forward-looking statements generally relate to our plans and objectives for future operations and are based upon our management's reasonable estimates of future results or trends. The factors that may affect our expectations regarding our operations include, among others, the following:

     o our high debt level;

     o our success in development, exploitation and exploration activities;

     o our ability to make planned capital expenditures;

     o declines in our production of natural gas and crude oil;

     o prices for natural gas and crude oil;

     o our ability to raise equity capital or incur additional indebtedness;

     o political and economic conditions in oil producing countries, especially those in the Middle East;

     o price and availability of alternative fuels;

     o our restrictive debt covenants;

     o our acquisition and divestiture activities;

     o results of our hedging activities; and

     o other factors discussed elsewhere in this offering memorandum and the documents incorporated by reference in this offering memorandum.

                                     SUMMARY

     This summary highlights selected information from this prospectus, but does not contain all information that may be important to you. This prospectus includes specific terms of this offering, information about our business and financial data. To understand all of the terms of this offering and for a more complete understanding of our business, you should carefully read this entire prospectus, particularly the section entitled "Risk Factors", our annual report on Form 10-K for the year ended December 31, 2004 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, which are incorporated by reference herein. When we use the terms "Abraxas," "we," "us," "our," or the "Company," we are referring to Abraxas Petroleum Corporation, together with its consolidated subsidiaries, unless the context otherwise requires. We have provided definitions for some of the natural gas and crude oil industry terms used in this prospectus in the section entitled "Glossary of Terms."

Our Business

     Abraxas Petroleum Corporation is an independent energy company engaged primarily in the acquisition, development, exploitation and production of natural gas and crude oil. Our principal means of growth has been through the acquisition and subsequent development and exploitation of producing properties. As a result of our historical acquisition activities, we believe that we have a substantial inventory of low risk exploitation and development opportunities, the successful completion of which is critical to the maintenance and growth of our current production levels.

     Our core areas of operation are in south and west Texas and east central Wyoming. Our current producing properties are typically characterized by long-lived reserves, established production profiles and an emphasis on natural gas. At December 31, 2004, we owned interests in 93,341 gross acres (81,748 net acres) applicable to our continuing operations, and operated properties accounting for approximately 95% of our PV-10. At December 31, 2004, estimated total proved reserves were 93.7 Bcfe with an aggregate PV-10 of $149.0 million. During the first six months of 2005, we participated in the drilling of 7 gross (7 net) wells with 6 gross (6 net) being successful and invested $17.3 million in capital spending on these activities.

     We believe that our high quality asset base, high degree of operational control and large inventory of drilling projects position us for future growth. Our properties are concentrated in locations that facilitate substantial economies of scale in drilling and production operations and efficient reservoir management practices. In addition, at December 31, 2004, we had 47 proved undeveloped locations and have identified over 100 drilling and recompletion opportunities on our existing U.S. acreage, the successful development of which we believe could significantly increase our daily production and proved reserves.

The Offering

     On July 20, 2005, we issued 4,000,000 shares of our common stock to certain accredited investors pursuant to a private placement. In connection with the private placement, we agreed to prepare and file with the Securities and Exchange Commission, no later than August 31, 2005, a registration statement to enable the resale of the common stock by the selling stockholders or their transferees. We also agreed to use our commercially reasonable efforts to cause such registration statement to become effective as soon as practicable (subject to certain conditions) and to remain continuously effective for a period ending on the date that is the earlier of (i) the date on which the selling stockholder may sell all of the shares of common stock purchased pursuant to the private placement and then held by such selling stockholder without restriction under Rule 144(k), or (ii) such time as all of such shares of common stock purchased by such selling stockholder pursuant to the private placement have been sold or otherwise transferred pursuant to a registration statement or otherwise.

     In connection with a refinancing of our indebtedness in October 2004, we issued warrants to purchase up to a total of 1,100,000 shares of our common stock at a purchase price of $0.01 per share to Guggenheim Corporate Funding, LLC (1,000,000 shares) and Durham Capital Corporation (100,000 shares). Durham exercised its warrant in November 2004. Guggenheim exercised its warrant in March 2005 by instructing us to issue 996,479 shares and withhold 3,521 shares of stock as consideration for the shares to be issued pursuant to the exercise. Guggenheim and Durham each have certain piggy-back registration rights and have required us to include their shares in the registration statement of which this prospectus is a part.

     As a result of the exercise of the Durham and Guggenheim warrants and our obligations in connection with the private placement, we have filed a registration statement, of which this prospectus is a part, for the resale of a total of 5,096,479 shares of our common stock, consisting of the 1,096,479 shares of our common stock issued to Guggenheim and Durham and the 4,000,000 shares of our common stock issued in the July 20, 2005 private placement.

Corporate Information

     Abraxas was originally incorporated in Texas in 1977 and re-incorporated in Nevada in 1990 when it became a public company. Our common stock is listed on The American Stock Exchange under the symbol "ABP." Our principal offices are located at 500 North Loop 1604 East, Suite 100, San Antonio, Texas 78232, and our telephone number is (210) 490-4788. Our internet address is www.abraxaspetroleum.com.

                                  RISK FACTORS

Risks Related to Our Business

     We have a highly leveraged capital structure, which limits our operating and financial flexibility.

     We have a highly leveraged capital structure. At September 13, 2005, we had total indebtedness, including our floating rate senior secured notes due 2009, or notes, which we issued in connection with our October 2004 refinancing, of approximately $129 million, all of which is secured indebtedness. We also had availability of $11.2 million under our revolving credit facility.

     Our highly leveraged capital structure will have several important effects on our future operations, including:

         o a substantial amount of our cash flow from operations will be required to service our indebtedness, which will reduce the funds that would otherwise be available for operations, capital expenditures and expansion opportunities, including developing our properties;

         o the covenants contained in our revolving credit facility require us to meet certain financial tests and comply with certain other restrictions, including limitations on capital expenditures. These restrictions, together with those in the indenture governing the notes, may limit our ability to undertake certain activities and respond to changes in our business and our industry;

         o our debt level may impair our ability to obtain additional capital, through equity offerings or debt financings, for working capital, capital expenditures, or refinancing of indebtedness;

         o our debt level makes us more vulnerable to economic downturns and adverse developments in our industry (especially declines in natural gas and crude oil prices) and the economy in general; and

         o the notes and our revolving credit facility are subject to variable interest rates which makes us vulnerable to interest rate increases.

     We may not be able to fund the substantial capital expenditures that will be required for us to increase our reserves and our production.

     We are required to make substantial capital expenditures to develop our existing reserves and to discover new reserves. Historically, we have financed our capital expenditures primarily with cash flow from operations, borrowings under credit facilities and sales of producing properties, and we expect to continue to do so in the future; however, we cannot assure you that we will have sufficient capital resources in the future to finance our capital expenditures.

     Volatility in natural gas and crude oil prices, the timing of our drilling program and our drilling results will affect our cash flow from operations. Lower prices and/or lower production will also decrease revenues and cash flow, thus reducing the amount of financial resources available to meet our capital requirements, including reducing the amount available to pursue our drilling opportunities. If our cash flow from operations does not increase as a result of our planned capital expenditures, a greater percentage of our cash flow from operations will be required for debt service and our planned capital expenditures would, by necessity, be decreased.

     The borrowing base under our revolving credit facility will be determined from time to time by our lenders, consistent with their customary natural gas and crude oil lending practices. Reductions in estimates of our natural gas and crude oil reserves could result in a reduction in our borrowing base, which would reduce the amount of financial resources available under our revolving credit facility to meet our capital requirements. Such a reduction could be the result of lower commodity prices or production, inability to drill or unfavorable drilling results, changes in natural gas and crude oil reserve engineering, the lenders' inability to agree to an adequate borrowing base or adverse changes in the lenders' practices regarding estimation of reserves.

     If cash flow from operations or our borrowing base decrease for any reason, our ability to undertake exploitation and development activities could be adversely affected. As a result, our ability to replace production may be limited. In addition, if the borrowing base under our revolving credit facility is reduced, we would be required to reduce our borrowings under our revolving credit facility so that such borrowings do not exceed the borrowing base. This could further reduce the cash available to us for capital spending and, if we did not have sufficient capital to reduce our borrowing level, could cause us to default under our revolving credit facility and the notes.

     We have sold producing properties to provide us with liquidity and capital resources in the past and may do so in the future. After any such sale, we would expect to utilize the proceeds to drill new wells. If we cannot replace the production lost from properties sold with production from new properties, our cash flow from operations will likely decrease which, in turn, would decrease the amount of cash available for debt service and additional capital spending.

     We may be unable to acquire or develop additional reserves, in which case our results of operations and financial condition would be adversely affected.

     Our future natural gas and crude oil production, and therefore our success, is highly dependent upon our ability to find, acquire and develop additional reserves that are profitable to produce. The rate of production from our natural gas and crude oil properties and our proved reserves will decline as our reserves are produced unless we acquire additional properties containing proved reserves, conduct successful development and exploitation activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves. We cannot assure you that our exploration, exploitation and development activities will result in increases in our proved reserves. While we have had some success in pursuing these activities, we have not been able to fully replace the production volumes lost from natural field declines and property sales. As our proved reserves, and consequently our production, decline, our cash flow from operations and the amount that we are able to borrow under our revolving credit facility will also decline. In addition, approximately 49% of our total estimated proved reserves at December 31, 2004 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations.

     Prior to our January 2003 financial restructuring, we implemented a number of measures to conserve our cash resources, including postponement of drilling projects. While these measures helped conserve our cash resources, they also limited our ability to replenish our depleting reserves. We also postponed drilling projects as a result of the capital spending limitations that existed in our 11 1/2% secured notes due 2007, which were redeemed in October 2004. As a result, our current producing properties have continued to deplete, and we have not been able to drill new wells at a rate that we would have desired in the absence of these limitations. The terms of our revolving credit facility place limits on our capital expenditures, which could limit our ability to replenish our reserves and increase production.

     We may not find any commercially productive natural gas or crude oil reservoirs.

     We cannot assure you that the new wells we drill will be productive or that we will recover all or any portion of our capital investment. Drilling for natural gas and crude oil may be unprofitable. Dry holes and wells that are productive but do not produce sufficient net revenues after drilling, operating and other costs are unprofitable. The inherent risk of not finding commercially productive reservoirs will be compounded by the fact that 49% of our total estimated proved reserves at December 31, 2004 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. In addition, our properties may be susceptible to drainage from production by other operations on adjacent properties. If the volume of natural gas and crude oil we produce decreases, our cash flow from operations will decrease.

     Restrictive debt covenants could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.

     Our revolving credit facility and the indenture governing the notes contain a number of significant covenants that, among other things, limit our ability to: o incur or guarantee additional indebtedness and issue certain types of preferred stock or redeemable stock;

         o   transfer or sell assets;

         o   create liens on assets;

         o pay dividends or make other distributions on capital stock or make other restricted payments, including repurchasing, redeeming or retiring capital stock or subordinated debt or making certain investments or acquisitions;

         o   engage in transactions with affiliates;

         o   guarantee other indebtedness;

         o   make any change in the principal nature of our business;

         o prepay, redeem, purchase or otherwise acquire any of our or our restricted subsidiaries' indebtedness;

         o   permit a change of control;

         o   directly or indirectly make or acquire any investment;

         o   cause a restricted subsidiary to issue or sell our capital stock;
             and

         o consolidate, merge or transfer all or substantially all of the consolidated assets of Abraxas and our restricted subsidiaries.

     In addition, our revolving credit facility requires us to maintain compliance with specified financial ratios and satisfy certain financial condition tests. Our ability to comply with these ratios and financial condition tests may be affected by events beyond our control, and we cannot assure you that we will meet these ratios and financial condition tests. These financial ratio restrictions and financial condition tests could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary or desirable corporate activities.

     A breach of any of these covenants or our inability to comply with the required financial ratios or financial condition tests could result in a default under our revolving credit facility and the notes. A default, if not cured or waived, could result in all of our indebtedness, including the notes, becoming immediately due and payable. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us.

     The marketability of our production depends largely upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities.

     The marketability of our production depends in part upon processing and transportation facilities. Transportation space on such gathering systems and pipelines is occasionally limited and at times unavailable due to repairs or improvements being made to such facilities or due to such space being utilized by other companies with priority transportation agreements. Our access to transportation options can also be affected by U.S. Federal and state regulation of natural gas and crude oil production and transportation, general economic conditions and changes in supply and demand. These factors and the availability of markets are beyond our control. If market factors dramatically change, the financial impact on us could be substantial and adversely affect our ability to produce and market natural gas and crude oil.

     Hedging transactions have in the past and may in the future impact our cash flow from operations.

     We enter into hedging arrangements from time to time to reduce our exposure to fluctuations in natural gas and crude oil prices and to achieve more predictable cash flow. In 2002 and 2003, we experienced hedging costs of $1.5 million and $842,000, respectively; resulting from the price ceilings we established being exceeded by the index prices. For the year ended December 31, 2004, we recognized a gain from hedging activities of approximately $118,000. Currently, we believe our hedging arrangements, which are in the form of price floors, do not expose us to significant financial risk. Although our hedging activities may limit our exposure to declines in natural gas and crude oil prices, such activities may also limit, and have in the past limited, additional revenues from increases in natural gas and crude oil prices.

     We cannot assure you that the hedging transactions we have entered into, or will enter into, will adequately protect us from financial loss due to circumstances such as:

         o   highly volatile natural gas and crude oil prices;

         o   our production being less than expected; or

         o a counterparty to one of our hedging transactions defaulting on our contractual obligations.

     We have experienced recurring significant operating losses.

     We recorded net losses from continuing operations for 2002 and 2003 of $55.2 million and $14.1 million, respectively. We recorded net income from continuing operations for 2004 of $7.8 million, which includes $12.6 million of gain on debt extinguishment relating to our October 2004 refinancing and a deferred tax benefit of $6.1 million.

     Lower natural gas and crude oil prices increase the risk of ceiling limitation write-downs.

     We use the full cost method to account for our natural gas and crude oil operations. Accordingly, we capitalize the cost to acquire, explore for and develop natural gas and crude oil properties. Under full cost accounting rules, the net capitalized cost of natural gas and crude oil properties may not exceed a "ceiling limit" which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%. If net capitalized costs of natural gas and crude oil properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a "ceiling limitation write-down." This charge does not impact cash flow from operating activities, but does reduce our stockholders' equity and earnings. The risk that we will be required to write-down the carrying value of natural gas and crude oil properties increases when natural gas and crude oil prices are low. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves. An expense recorded in one period may not be reversed in a subsequent period even though higher natural gas and crude oil prices may have increased the ceiling applicable to the subsequent period.

     We have incurred ceiling limitation write-downs in the past. At June 30, 2002, for example, we recorded a ceiling limitation write-down of $28.2 million. We cannot assure you that we will not experience additional ceiling limitation write-downs in the future.

     Use of our net operating loss carryforwards may be limited.

     At December 31, 2004, we had, subject to the limitation discussed below, $184.0 million of net operating loss carryforwards for U.S. tax purposes. These loss carryforwards will expire through 2022 if not utilized. In addition, as to a portion of the U.S. net operating loss carryforwards, the amount of such carryforwards that we can use annually is limited under U.S. tax law. Moreover, uncertainties exist as to the future utilization of the operating loss carryforwards under the criteria set forth under FASB Statement No. 109. Therefore, we have established a valuation allowance of $73.2 million and $73.0 million for deferred tax assets at December 31, 2003 and 2004, respectively.

     We depend on our Chairman, President and CEO and the loss of his services could have an adverse effect on our operations.

     We depend to a large extent on Robert L. G. Watson, our Chairman of the Board, President and Chief Executive Officer, for our management and business and financial contacts. Mr. Watson may terminate his employment agreement with us at any time on 30 days notice, but, if he terminates without cause, he would not be entitled to the severance benefits provided under the terms of that agreement. Mr. Watson is not precluded from working for, with or on behalf of a competitor upon termination of his employment with us. If Mr. Watson were no longer able or willing to act as our Chairman, the loss of his services could have an adverse effect on our operations. In addition, in connection with the initial public offering by our previously wholly-owned subsidiary, Grey Wolf Exploration Inc., we, Grey Wolf and Mr. Watson agreed that Mr. Watson would continue to serve as our Chief Executive Officer and President and as the Chief Executive Officer for Grey Wolf, with Mr. Watson devoting two-thirds of his time to his positions and duties with us and one-third of his time to his position and duties with Grey Wolf. In consideration for receiving Mr. Watson's services, Grey Wolf makes an annual payment to Abraxas of US$100,000 and reimburses Abraxas for Mr. Watson's expenses incurred in connection with providing such services.

Risks Related to Our Industry

     Market conditions for natural gas and crude oil, and particularly volatility of prices for natural gas and crude oil, could adversely affect our revenue, cash flows, profitability and growth.

     Our revenue, cash flows, profitability and future rate of growth depend substantially upon prevailing prices for natural gas and crude oil. Natural gas prices affect us more than crude oil prices because most of our production and reserves are natural gas. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Lower prices may also make it uneconomical for us to increase or even continue current production levels of natural gas and crude oil.

     Prices for natural gas and crude oil are subject to large fluctuations in response to relatively minor changes in the supply and demand for natural gas and crude oil, market uncertainty and a variety of other factors beyond our control, including:

         o changes in foreign and domestic supply and demand for natural gas and crude oil;

         o political stability and economic conditions in oil producing countries, particularly in the Middle East;

         o   general economic conditions;

         o   domestic and foreign governmental regulation; and

         o   the price and availability of alternative fuel sources.

     In addition to decreasing our revenue and cash flow from operations, low or declining natural gas and crude oil prices could have additional material adverse effects on us, such as:

         o reducing the overall volume of natural gas and crude oil that we can produce economically, thereby adversely affecting our revenue, profitability and cash flow and our ability to perform our obligations with respect to the notes;

         o   reducing our borrowing base under the credit facility; and

         o impairing our borrowing capacity and our ability to obtain equity capital.

     Estimates of our proved reserves and future net revenue are uncertain and inherently imprecise.

     The process of estimating natural gas and crude oil reserves is complex involving decisions and assumptions in evaluating the available geological, geophysical, engineering and economic data. Accordingly, these estimates are imprecise. Actual future production, natural gas and crude oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and crude oil reserves most likely will vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of reserves set forth in this report. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploitation and development, prevailing natural gas and crude oil prices and other factors, many of which are beyond our control.

     The estimates of our reserves are based upon various assumptions about future production levels, prices and costs that may not prove to be correct over time. In particular, estimates of natural gas and crude oil reserves, future net revenue from proved reserves and the PV-10 thereof for the natural gas and crude oil properties described in this report are based on the assumption that future natural gas and crude oil prices remain the same as natural gas and crude oil prices at December 31, 2004. The sales prices as of such date used for purposes of such estimates were $4.94 per Mcf of natural gas and $41.01 per Bbl of crude oil. This compares with $5.05 per Mcf of natural gas and $31.03 per Bbl of crude oil as of December 31, 2003. These estimates also assume that we will make future capital expenditures of approximately $45.0 million in the aggregate through 2019, with the majority expected to be incurred from 2005 to 2008, which are necessary to develop and realize the value of proved undeveloped reserves on our properties. Any significant variance in actual results from these assumptions could also materially affect the estimated quantity and value of reserves set forth in this report.

     The present value of future net revenues referred to in this report may not be the current market value of our estimated natural gas and crude oil reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the end of the period of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the end of the year of the estimate. Any changes in consumption by natural gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of natural gas and crude oil properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with us or the natural gas and crude oil industry in general will affect the accuracy of the 10% discount factor.

     Our operations are subject to the numerous risks of natural gas and crude oil drilling and production activities.

     Our natural gas and crude oil drilling and production activities are subject to numerous risks, many of which are beyond our control. These risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, natural gas leaks, ruptures and discharges of toxic gases. In addition, title problems, weather conditions and mechanical difficulties or shortages or delays in delivery of drilling rigs and other equipment could negatively affect our operations. If any of these or other similar industry operating risks occur, we could have substantial losses. Substantial losses also may result from injury or loss of life, severe damage to or destruction of property, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In accordance with industry practice, we maintain insurance against some, but not all, of the risks described above. We cannot assure you that our insurance will be adequate to cover losses or liabilities.

Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

     We operate in a highly competitive industry which may adversely affect our operations, including our ability to secure drilling equipment to service our core areas.

     We operate in a highly competitive environment. The principal resources necessary for the exploration and production of natural gas and crude oil are leasehold prospects under which natural gas and crude oil reserves may be discovered, drilling rigs and related equipment to explore for such reserves and knowledgeable personnel to conduct all phases of natural gas and crude oil operations. We must compete for such resources with both major natural gas and crude oil companies and independent operators. Many of these competitors have financial and other resources substantially greater than ours. In the past, we have had difficulty securing drilling equipment in certain of our core areas. Although we believe our current operating and financial resources are adequate to preclude any significant disruption of our operations in the immediate future, we cannot assure you that such materials and resources will be available to us.

     Our natural gas and crude oil operations are subject to various Federal, state and local regulations that materially affect our operations.

     Matters regulated include permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells and unitization and pooling of properties and taxation. At various times, regulatory agencies have imposed price controls and limitations on production. In order to conserve supplies of natural gas and crude oil, these agencies have restricted the rates of flow of natural gas and crude oil wells below actual production capacity. Federal, state and local laws regulate production, handling, storage, transportation and disposal of natural gas and crude oil, by-products from natural gas and crude oil and other substances and materials produced or used in connection with natural gas and crude oil operations. To date, our expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant. We believe that we are in substantial compliance with all applicable laws and regulations. However, the requirements of such laws and regulations are frequently changed. We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations.


     Risks Related to the Common Stock

     We do not pay dividends on common stock.

     We have never paid a cash dividend on our common stock and the terms of the revolving credit facility and the indenture relating to the notes limit our ability to pay dividends on our common stock.

     Shares eligible for future sale may depress our stock price.

     At September 13, 2005, we had 42,035,167 shares of common stock outstanding of which 4,434,773 shares were held by affiliates and, in addition, 2,472,123 shares of common stock were subject to outstanding options granted under certain stock option plans (of which 2,127,070 shares were vested at September 13, 2005).

     All of the shares of common stock held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act. The shares of the common stock issuable upon exercise of the stock options have been registered under the Securities Act. Sales of shares of common stock under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the common stock and could impair our ability to raise additional capital through the sale of equity securities.

     The price of our common stock has been volatile and could continue to fluctuate substantially.

     Our common stock is traded on The American Stock Exchange. The market price of our common stock has been volatile and could fluctuate substantially based on a variety of factors, including the following:

         o   fluctuations in commodity prices;

         o   variations in results of operations;

         o   legislative or regulatory changes;

         o   general trends in the industry;

         o   market conditions; and

         o analysts' estimates and other events in the natural gas and crude oil industry.

     We may issue shares of preferred stock with greater rights than our common stock.

     Subject to the rules of The American Stock Exchange, our articles of incorporation authorize our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from holders of our common stock. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, priority and liquidation premiums and may have greater voting rights than our common stock.

     Anti-takeover provisions could make a third party acquisition of Abraxas difficult.

     Our articles of incorporation and bylaws provide for a classified board of directors, with each member serving a three-year term, and eliminate the ability of stockholders to call special meetings or take action by written consent. Each of the provisions in the articles of incorporation and bylaws could make it more difficult for a third party to acquire Abraxas without the approval of our board. In addition, the Nevada corporate statute also contains certain provisions that could make an acquisition by a third party more difficult.

     An active market may not develop for our common stock.

     Our common stock is quoted on The American Stock Exchange. While there is currently one specialist in our common stock, this specialist is not obligated to continue to make a market in our common stock. In this event, the liquidity of our common stock could be adversely impacted and a stockholder could have difficulty obtaining accurate stock quotes.

     Future issuance of additional shares of our common stock could cause dilution of ownership interests and adversely affect our stock price.

     We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our current stockholders and purchasers of common stock offered hereby. We are currently authorized to issue 200,000,000 shares of common stock with such rights as determined by our board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for capital raising or other business purposes. Future sales of substantial amounts of common stock, or the perception that sales could occur, could have a material adverse effect on the price of our common stock.

                                 USE OF PROCEEDS

     All of the shares of common stock covered by this prospectus are being sold by the selling stockholders. See "Selling Stockholders." We will not receive any proceeds from these sales of shares of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

     Abraxas is currently authorized to issue up to 200,000,000 shares of common stock, par value $.01 per share.

     As of September 13, 2005 there were 42,035,167 shares of our common stock issued and outstanding. Holders of the common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors. Holders of common stock do not have preemptive rights to subscribe for additional shares of common stock issued by us.

     Holders of the common stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefore. Under the terms of the first lien notes indenture, we may not pay dividends on shares of our common stock. In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of preferred stock. All of the outstanding shares of the common stock are fully paid and nonassessable.

Preferred Stock

     Our articles of incorporation authorize the issuance of up to 1,000,000 shares of preferred stock, par value $.01 per share, in one or more series. The Board of Directors is authorized, without any further action by the stockholders, to determine the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund terms and other rights, preferences, privileges and restrictions of any series of preferred stock, the number of shares constituting any such series, and the designation thereof. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Option Plans

     Pursuant to our 2005 Non-Employee Director Long Term Equity Incentive Plan, we also grant non-qualified stock options and restricted stock to non-employee directors. This plan is administered by the compensation committee and provides that each year, at the first regular meeting of the Board of Directors immediately following our annual stockholder's meeting, each non-employee director shall be granted or issued awards of 10,000 shares of our common stock, for participation in Board and Committee meetings during the previous calendar year. Immediately following our 2005 annual stockholder's meeting, each non-employee director received non-qualified stock options for 10,000 shares of our common stock.

     The compensation committee also administers our 1993 Key Contributor Stock Option Plan, 1994 Long Term Incentive Plan, Directors Restricted Share Plan and Director Stock Option Plan, each of which is now expired, but under which we previously granted restricted stock, incentive stock options and non-qualified stock options as permitted by such plans.

     The following table sets forth the number of options issued and outstanding, the amount of those options outstanding that are fully vested and the average exercise price per share of such options under our 2005 Non-Employee Director Long Term Equity Incentive Plan, 1993 Key Contributor Stock Option

Plan, 1994 Long Term Incentive Plan, Directors Restricted Share Plan and Director Stock Option Plan, as of September 13, 2005:

                                                                                                  Average
                                                                                                 Exercise
                                                 Options Issued and                              Price Per
                    Plan                             Outstanding          Options Vested           Share
---------------------------------------------    --------------------    ------------------    --------------
2005 Non-Employee Director Long Term Equity              100,000               100,000               $2.75
Incentive Plan

1993 Key Contributor Stock Option Plan                    36,077                36,077               $2.46

1994 Long Term Incentive Plan                          1,721,046             1,540,993               $0.90

Directors Restricted Share Plan                           60,000                60,000               $1.41

Director Stock Option Plan                                60,000                60,000               $2.06
                                                 --------------------    ------------------    --------------
                                       Total           1,977,123              1,797,070              $1.09

We have also granted options to purchase shares of our common stock pursuant to individual option agreements not covered by any of the above-described plans, of which, as of September 13, 2005, 495,000 were outstanding and 330,000 were fully vested at an average exercise price of $0.90 per share. As of September 13, 2005, in the aggregate there were options to purchase 2,472,123 shares of our common stock outstanding, of which 2,127,070 were fully vested at an average exercise price of $1.06 per share.

Anti-takeover Effects of Certain Provisions of the Articles of Incorporation and Bylaws

     Our articles of incorporation and bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. The articles of incorporation and bylaws provide that the Board of Directors will consist of not less than three nor more than twelve members, with the exact number to be determined from time to time by the affirmative vote of a majority of directors then in office. The Board of Directors, and not the stockholders, has the authority to determine the number of directors. This provision could prevent any stockholder from obtaining majority representation on our Board of Directors by enlarging the Board of Directors and by filling the new directorships with the stockholder's own nominees. In addition, directors may be removed by the stockholders only for cause.

     The articles of incorporation and bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board, the President or a majority of the members of the Board of Directors. This provision may make it more difficult for stockholders to take actions opposed by the Board of Directors.

     The articles of incorporation and bylaws provide that any action required to be taken or which may be taken by holders of our common stock must be effected at a duly called annual or special meeting of such holders, and may not be taken by any written consent of such stockholders. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the persons set forth above. The provisions of the articles of incorporation and bylaws prohibiting stockholder action by written consent could prevent the holders of a majority of the voting power of Abraxas from using the written consent procedure to take stockholder action and taking action by consent without giving all of our stockholders entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

Anti-Takeover Statutes

         The Nevada General Corporation Law (the "Nevada GCL") contains two provisions, described below as "Combination Provisions" and the "Control Share Act," that may make the unsolicited or hostile attempts to acquire control of a corporation through certain types of transactions more difficult.

     Restrictions on Certain Combinations between Nevada Resident Corporations and Interested Stockholders.

     The Nevada GCL includes certain provisions (the "Combination Provisions") prohibiting certain "combinations" (generally defined to include certain mergers, disposition of assets transactions, and share issuance or transfer transactions) between a resident domestic corporation and an "interested stockholder" (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation), except those combinations which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation's stock. There are additional exceptions to the prohibition, which apply to combinations if they occur more than three years after the interested stockholder's date of acquiring shares. The Combination Provisions apply unless the corporation elects against their application in its original articles of incorporation or an amendment thereto, or timely elected against their application in its bylaws no later than October 31, 1991. Our articles of incorporation and bylaws do not currently contain a provision rendering the Combination Provisions inapplicable.

     Nevada Control Share Act.

     Nevada's Control Share Acquisition Act (the "Control Share Act") imposes procedural hurdles on and curtails greenmail practices of corporate raiders. The Control Share Act temporarily disenfranchises the voting power of "control shares" of a person or group ("Acquiring Person") purchasing a "controlling interest" in an "issuing corporation" (as defined in the Nevada GCL) not opting out of the Control Share Act. In this regard, the Control Share Act will apply to an "issuing corporation" unless, before an acquisition is made, the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest provide that it is inapplicable. Our articles of incorporation and bylaws do not currently contain a provision rendering the Control Share Act inapplicable.

     Under the Control Share Act, an "issuing corporation" is a corporation organized in Nevada which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and which does business in Nevada directly or through an affiliated company. Our status at the time of the occurrence of a transaction governed by the Control Share Act (assuming that our articles of incorporation or bylaws have not theretofore been amended to include an opting out provision) would determine whether the Control Share Act is applicable.

     The Control Share Act requires an Acquiring Person to take certain procedural steps before such Acquiring Person can obtain the full voting power of the control shares. "Control shares" are the shares of a corporation (1) acquired or offered to be acquired which will enable the Acquiring Person to own a "controlling interest," and (2) acquired within 90 days immediately preceding that date. A "controlling interest" is defined as the ownership of shares which would enable the Acquiring Person to exercise certain graduated amounts (beginning with one-fifth) of all voting power of the corporation. The Acquiring Person may not vote any control shares without first obtaining approval from the stockholders not characterized as "interested stockholders" (as defined below).

     To obtain voting rights in control shares, the Acquiring Person must file a statement at the registered office of the issuer ("Offeror's Statement") setting forth certain information about the acquisition or intended acquisition of stock. The Offeror's Statement may also request a special meeting of stockholders to determine the voting rights to be accorded to the Acquiring Person. A special stockholders' meeting must then be held at the Acquiring Person's expense within 30 to 50 days after the Offeror's Statement is filed. If a special meeting is not requested by the Acquiring Person, the matter will be addressed at the next regular or special meeting of stockholders.

     At the special or annual meeting at which the issue of voting rights of control shares will be addressed, "interested stockholders" may not vote on the question of granting voting rights to control the corporation or its parent unless the articles of incorporation of the issuing corporation provide otherwise. Our articles of incorporation do not currently contain a provision allowing for such voting power.

     If full voting power is granted to the Acquiring Person by the disinterested stockholders, and the Acquiring Person has acquired control shares with a majority or more of the voting power, then (unless otherwise provided in the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest) all stockholders of record, other than the Acquiring Person, who have not voted in favor of authorizing voting rights for the control shares, must be sent a "dissenter's notice" advising them of the fact and of their right to receive "fair value" for their shares. Our articles of incorporation and bylaws do not provide otherwise. By the date set in the dissenter's notice, which may not be less than 30 nor more than 60 days after the dissenter's notice is delivered, any such stockholder may demand to receive from the corporation the "fair value" for all or part of his shares. "Fair value" is defined in the Control Share Act as "not less than the highest price per share paid by the Acquiring Person in an acquisition."

     The Control Share Act permits a corporation to redeem the control shares in the following two instances, if so provided in the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest: (1) if the Acquiring Person fails to deliver the Offeror's Statement to the corporation within 10 days after the Acquiring Person's acquisition of the control shares; or (2) an Offeror's Statement is delivered, but the control shares are not accorded full voting rights by the stockholders. Our articles of incorporation and bylaws do not address this matter.

                              SELLING STOCKHOLDERS

     The shares of our common stock covered by this prospectus are being offered by the selling stockholders listed in the table below. This prospectus will not cover subsequent sales of common stock purchased from a selling stockholder named in this prospectus.

     No offer or sale under this prospectus may be made by a stockholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling stockholders upon request and upon provision of all required information to us, subject to the terms of registration rights agreements between us and the selling stockholders.

     The following table sets forth the name of each selling stockholder, the nature of any position, office, or other material relationship which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of shares of our common stock beneficially owned by such stockholder prior to the offering, the amount being offered for the stockholder's account and the amount to be owned by such stockholders after completion of the offering.

     We prepared the table based on information supplied to us by the selling stockholders. We have not sought to verify such information. Additionally, the selling stockholders may have sold or transferred some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the table was provided to us. Other information about the selling stockholders may also change over time.

                                                                                       Number of Shares
                                          Number of Shares                              of Common Stock       Percentage of Shares
                                           of Common Stock       Number of Shares         Beneficially           of Common Stock
                                           Beneficially          of Common Stock         Owned After         Beneficially Owned
                                            Owned Prior to        Being Offered       Completion of the         After Completion of
               Name                       the Offering              Hereby                 Offering              the Offering
------------------------------------    ------------------    -------------------    -------------------    ----------------------

Bonanza Master Fund, Ltd.                       1,666,667             1,666,667                    0                  *

Bernay Box(1)                                   1,666,667             1,666,667                    0                  *

Tonga Partners, L.P.                            1,030,472             1,030,472                    0                  *

Anegada Master Fund, Ltd.                         636,195               636,195                    0                  *

J. Carlo Cannell (2)                            1,666,667             1,666,667                    0                  *

Guggenheim Corporate Funding,
LLC(3)                                            996,479               996,479                    0                  *

Todd L. Boehly(3)                                 996,479               996,479                    0                  *

Ironman Energy Capital LP                         463,333               463,333                    0                  *

G. Bryan Dutt (4)                                 463,333               463,333                    0                  *

Blanco Partners, L.P.                             160,000               120,000               40,000                  *

Joe B. Kercheville (5)                            160,000               120,000               40,000                  *

Durham Capital Corporation(6)                     100,000               100,000                    0                  *

Sylvester Miniter (6)                             100,000               100,000                    0                  *

Brian & Allison Grove                             443,333                83,333              360,000                  *

* Less than 1%

(1) Bernay Box, in his capacity as the President of Bonanza Fund Management, Inc., as the general partner of Bonanza Capital, Ltd., as the general partner of Bonanza Master Fund, Ltd., has voting and investment control over the shares held by Bonanza Master Fund, Ltd.

(2) J. Carlo Cannell, in his capacity as the general partner of Tonga Partners, L.P. and as the Investment Advisor to Anegada Master Fund, Ltd., has voting and investment control over the shares held by both Tonga Partners, L.P. and Anegada Master Fund, Ltd.

(3) In connection with our October 2004 refinancing, Guggenheim Corporate Funding, LLC received warrants to purchase up to 1,000,000 shares of our common stock, which warrants were exercised pursuant to a cashless exercise in March 2005. Todd L. Boehly, in his capacity as a Managing Director of Guggenheim Corporate Funding, LLC, has voting and investment control over the shares held by Guggenheim Corporate Funding, LLC.

(4) G. Bryan Dutt, in his capacity as Managing Director of Ironman Energy Capital LP, has voting and investment control over the shares held by Ironman Energy Capital LP.

(5) Joe B. Kercheville, in his capacity as general partner of Blanco Partners, L.P., has voting and investment control over the shares held by Blanco Partners, L.P.

(6) In connection with our October 2004 refinancing, Durham Capital Corporation received warrants to purchase 100,000 shares of our common stock, which warrants were exercised in November 2004. Sylvester Miniter, in his capacity as President of Durham Capital Corporation, has voting and investment control over the shares held by Durham Capital Corporation.

                              PLAN OF DISTRIBUTION

     Our common stock is being registered to permit public secondary trading of these securities by the selling stockholders from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds from the offering of the common stock by the selling stockholders.

     We have been advised by the selling stockholders that the selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling stockholders may also make private sales directly or through a broker or brokers. Alternatively, the selling stockholders may from time to time offer the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and the purchasers of the common stock for whom they may act as agent. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of such common stock less discounts and commissions, if any.

     The common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith. These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell our common stock short and deliver our common stock to close out short positions, or loan or pledge our common stock to broker-dealers or others that in turn may sell such securities. The selling stockholders may pledge or grant a security interest in some or all of our common stock owned by them and if a selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell such selling stockholder's pledged common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling stockholders for purposes of the prospectus. The selling stockholders may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or such other available exemption.

     At the time a particular offering of shares of our common stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

     Selling stockholders and any underwriters, dealers, brokers or agents who participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the common stock by the selling stockholders and any other such person. Furthermore, Regulation M under the Securities Exchange Act may restrict the ability of any person engaged in a distribution of the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

     We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) the date all common stock covered by this prospectus has been sold or otherwise transferred pursuant to a registration statement or otherwise, (b) the expiration of 180 days following the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions, and (c) the date that is three years from the date this registration statement is declared effective by the SEC.

                                  LEGAL MATTERS

     The validity of the issuance of the common stock covered by this prospectus has been passed upon for us by Cox Smith Matthews Incorporated, San Antonio, Texas.

                                     EXPERTS

     The consolidated financial statements of Abraxas as of December 31, 2004 and December 31, 2003 and for the years ended December 31, 2004 and December 31, 2003, included in this prospectus have been audited by BDO Seidman, LLP, independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes a paragraph referring to a change in accounting method), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Abraxas for the year ended December 31, 2002, incorporated in this prospectus by reference from Abraxas' Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The historical reserve information prepared by DeGolyer and MacNaughton included in this prospectus has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.

                       WHERE YOU CAN FIND MORE INFORMATION

     Our SEC filings are available to the public over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Also, using our website, www.abraxaspetroleum.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning our principal executive office, which is:

                       500 North Loop 1604 East, Suite 100
                            San Antonio, Texas 78232
                              Attn: Chris Williford
                                 (210) 490-4788

                           INCORPORATION BY REFERENCE

     The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

         o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Commission on March 29, 2005;

         o Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the Commission on May 13, 2005;

         o Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the Commission on August 10, 2005;

         o Our Current Report on Form 8-K filed with the Commission on February 23, 2005;

         o Our Current Report on Form 8-K filed with the Commission on March 3, 2005;

         o Our Current Report on Form 8-K filed with the Commission on April 5, 2005;

         o Our Current Report on Form 8-K filed with the Commission on June 6, 2005;

         o Our Current Report on Form 8-K filed with the Commission on July 22, 2005;

         o Our Current Report on Form 8-K filed with the Commission on August 23, 2005;

         o Our Current Report on Form 8-K filed with the Commission on September 14, 2005;

         o Our Current Report on Form 8-K/A No. 1 filed with the Commission on September 14, 2005; and

         o The description of our common stock contained in our Registration Statement on Form 8-A, filed on August 17, 2000, including any amendments or reports filed for the purpose of updating such description.

     Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the Commission in accordance with Commission rules and regulations is not incorporated into this Registration Statement and does not constitute a part hereof.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                                GLOSSARY OF TERMS

     Unless otherwise indicated in this prospectus, natural gas volumes are stated at the legal pressure base of the State or area in which the reserves are located at 60 degrees Fahrenheit. Natural gas equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or NGLs.

         The following definitions shall apply to the technical terms used in this prospectus.

Terms used to describe quantities of natural gas and crude oil

                  "Bbl" -- barrel or barrels.

                  "Bcf" -- billion cubic feet.

                  "Bcfe" -- billion cubic feet equivalent.

                  "BoE" -- barrels of

                  "MBbl" -- thousand barrels.

                  "Mcf" -- thousand cubic feet.

                  "Mcfe" -- thousand cubic feet equivalent.

                  "MMBbls" -- million barrels.

                  "MMBTU" -- million British Thermal Units.

                  "MMcf" -- million cubic feet.

                  "MMcfe" -- million cubic feet equivalent.

                  "MMcfpd" -- million cubic feet per day.

Terms used to describe our interests in wells and acreage

                  "Developed acreage" means acreage which consists of acres spaced or assignable to productive wells.

                  "Gross" natural gas and crude oil wells or "gross" wells or acres is the number of wells or acres in which we have an interest.

                  "Net" natural gas and crude oil wells or "net" acres are determined by multiplying "gross" wells or acres by our working interest in such wells or acres.

                  "Productive" well means an exploratory or a development well that is not a dry hole.

                  "Undeveloped acreage" means leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and crude oil, regardless whether or not such acreage contains proved reserves.

Terms used to assign a present value to or to classify our reserves

                  "PV-10" means estimated future net revenue, discounted at a rate of 10% per annum, before income taxes and with no price or cost escalation or de-escalation in accordance with guidelines promulgated by the SEC.

                  "Proved reserves" or "reserves" means natural gas and crude oil, condensate and NGLs on a net revenue interest basis, found to be commercially recoverable.

                  "Proved undeveloped reserves" includes those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Terms used to describe costs

                  "DD&A" means depletion, depreciation and amortization.

                  "LOE" means lease operating expenses and production taxes.

Terms used to describe types of wells

                  "Development well" means a well drilled within the proved area of a natural gas or crude oil reservoir to the depth of stratigraphic horizon (rock layer or formation) known to be productive for the purpose of extraction of proved natural gas or crude oil reserves.

                  "Dry hole" means an exploratory or development well found to be incapable of producing either crude oil or gas in sufficient quantities to justify completion as a natural gas or crude oil well.

                  "Exploratory well" means a well drilled to find and produce natural gas or crude oil in an unproved area, to find a new reservoir in a field previously found to be producing natural gas or crude oil in another reservoir, or to extend a known reservoir.

                  "Productive wells" mean producing wells and wells capable of production.

                  "Service Well" is a well used for water injection in secondary recovery projects or for the disposal of produced water.

Other terms

                  "Charge" means an encumbrance, lien, claim or other interest in property securing payment or performance of an obligation.

                  "EBITDA" means earnings from before income taxes, interest expense, DD&A and other non-cash charges.

                  "NGL" means natural gas liquid.

                  "NYMEX" means the New York Mercantile Exchange.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     The following statement sets forth the estimated amounts of expenses, other than underwriting discounts, to be borne by us in connection with the offering described in this Registration Statement:

Securities and Exchange Commission Registration Fee.............$          2,741
Printing and Engraving Expenses.................................$          1,000
Accounting Fees and Expenses....................................$         40,000
Legal Fees and Expenses.........................................$         25,000
Listing Fee.....................................................$         45,000
Miscellaneous Expenses..........................................$         30,000
                                                                 ---------------

         Total Expenses..........................................$       143,741
                                                                  ==============

Item 15.  Indemnification of Directors And Officers

     Our articles of incorporation contain a provision that eliminates the personal monetary liability of directors and officers to us and our stockholders for a breach of fiduciary duties to the extent currently allowed under the Nevada General Corporation Law (the "Nevada Statute"). To the extent certain claims against directors or officers are limited to equitable remedies, this provision of our articles of incorporation may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors or officers for breach of their duty of care. Additionally, equitable remedies may not be effective in many situations. If a stockholder's only remedy is to enjoin the completion of the Board of Director's action, this remedy would be ineffective if the stockholder did not become aware of a transaction or event until after it had been completed. In such a situation, it is possible that we and our stockholders would have no effective remedy against the directors or officers.

     Liability for monetary damages has not been eliminated for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or payment of an improper dividend in violation of section 78.300 of the Nevada Statute. The limitation of liability also does not eliminate or limit director liability arising in connection with causes of action brought under the Federal securities laws.

     The Nevada Statute permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties against all expenses (including attorneys' fees) actually and reasonably incurred by, or imposed upon, him in connection with the defense by reason of his being or having been a director or officer if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except where he has been adjudged by a court of competent jurisdiction (and after exhaustion of all appeals) to be liable for gross negligence or willful misconduct in the performance of duty. Our bylaws provide indemnification to the same extent allowed pursuant to the foregoing provisions of the Nevada Statute.

     Nevada corporations also are authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. We currently have a directors' and officers' liability insurance policy in effect providing $10.0 million in coverage and an additional $1.0 million in coverage for certain employment related claims.

     We have entered into indemnity agreements with each of our directors and officers. These agreements provide for indemnification to the extent permitted by the Nevada Statute.

Item 16.  Exhibits

     The following Exhibits either are filed as part of this registration statement or incorporated by reference to documents previously filed or will be filed by amendment. Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K.

Exhibit
Number        Description

4.1 Articles of Incorporation of Abraxas. (Filed as Exhibit 3.1 to Abraxas' Registration Statement on Form S-4, No. 33-36565 (the "S-4 Registration Statement")).

4.2 Articles of Amendment to the Articles of Incorporation of Abraxas dated October 22, 1990. (Filed as Exhibit 3.3 to the S-4 Registration Statement).

4.3 Articles of Amendment to the Articles of Incorporation of Abraxas dated December 18, 1990. (Filed as Exhibit 3.4 to the S-4 Registration Statement).

4.4 Articles of Amendment to the Articles of Incorporation of Abraxas dated June 8, 1995. (Filed as Exhibit 3.4 to Abraxas' Registration Statement on Form S-3, No. 333-00398 (the "S-3 Registration Statement")).

4.5 Articles of Amendment to the Articles of Incorporation of Abraxas dated as of August 12, 2000. (Filed as Exhibit 3.5 to Abraxas' Annual Report of Form 10-K filed April 2, 2001).

4.6 Amended and Restated Bylaws of Abraxas. (Filed as Exhibit 3.6 to Abraxas' Annual Report on Form 10-K filed April 5, 2002).

4.7           Specimen Common Stock Certificate of Abraxas. (Filed as Exhibit
              4.1 to the S-4 Registration Statement).

4.8           Specimen Preferred Stock Certificate of Abraxas. (Filed as Exhibit
              4.2 to Abraxas' Annual Report on Form 10-K filed on March 31,
              1995).

5.1*          Opinion of Cox Smith Matthews Incorporated.

23.1          Consent of BDO Seidman, LLP. (Filed herewith).

23.2          Consent of Deloitte & Touche LLP. (Filed herewith).

23.3*         Consent of DeGolyer and MacNaughton.

23.4*         Consent of Cox Smith Matthews Incorporated. (Filed with Exhibit
              5.1)

24.1*         Power of Attorney of Craig S. Bartlett, Jr. (Included on page
              II-6).

24.2*         Power of Attorney of Franklin A. Burke. (Included on page II-6).

24.3*         Power of Attorney of Harold D. Carter. (Included on page II-6).

24.4*         Power of Attorney of Ralph F. Cox. (Included on page II-6).

24.5*         Power of Attorney of Barry J. Galt. (Included on page II-6).

24.6*         Power of Attorney of Dennis E. Logue. (Included on page II-6).

24.7*         Power of Attorney of James C. Phelps. (Included on page II-6).

24.8*         Power of Attorney of Joseph A. Wagda. (Included on page II-6).

24.9          Power of Attorney of Paul A. Powell, Jr. (Filed herewith).


* - Previously filed.

Item 17.  Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (other than as provided in the proviso and instructions to Item 512(a) of Regulation S-K)
     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on September 16, 2005.


                           ABRAXAS PETROLEUM CORPORATION
                           (Registrant)



                            By:  /s/ Robert L. G. Watson
                               --------------------------------------
                               Robert L. G. Watson, Chairman of the Board,
                               President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                         Name and Title                      Date
---------                         --------------                      ----
/s/ Robert L. G. Watson           Chairman of the Board, President,   September 16, 2005
-------------------------------   Chief Executive Officer
Robert L. G. Watson               (Principal Executive Officer) and
                                  Director

/s/ Chris E. Williford            Executive Vice President,           September 16, 2005
-------------------------------   Treasurer, and Chief Financial
Chris E. Williford                Officer (Principal Financial and
                                  Accounting Officer)

                        *         Executive Vice President            September 16, 2005
-------------------------------
Robert W. Carington, Jr.

                        *         Director                            September 16, 2005
-------------------------------
Craig S. Bartlett, Jr.

                        *         Director                            September 16, 2005
-------------------------------
Franklin A. Burke

                        *         Director                            September 16, 2005
-------------------------------
Harold D. Carter

                        *         Director                            September 16, 2005
-------------------------------
Ralph F. Cox

                        *         Director                            September 16, 2005
-------------------------------
Barry J. Galt

                        *         Director                            September 16, 2005
-------------------------------
Dennis E. Logue

                        *         Director                            September 16, 2005
-------------------------------
Joseph A. Wagda

                        *         Director                            September 16, 2005
-------------------------------
Paul A. Powell, jr.


* By: /s/ Chris E. Williford
     --------------------------
       Chris E. Williford
       Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit
Number        Description

4.1 Articles of Incorporation of Abraxas. (Filed as Exhibit 3.1 to Abraxas' Registration Statement on Form S-4, No. 33-36565 (the "S-4 Registration Statement")).

4.2 Articles of Amendment to the Articles of Incorporation of Abraxas dated October 22, 1990. (Filed as Exhibit 3.3 to the S-4 Registration Statement).

4.3 Articles of Amendment to the Articles of Incorporation of Abraxas dated December 18, 1990. (Filed as Exhibit 3.4 to the S-4 Registration Statement).

4.4 Articles of Amendment to the Articles of Incorporation of Abraxas dated June 8, 1995. (Filed as Exhibit 3.4 to Abraxas' Registration Statement on Form S-3, No. 333-00398 (the "S-3 Registration Statement")).

4.5 Articles of Amendment to the Articles of Incorporation of Abraxas dated as of August 12, 2000. (Filed as Exhibit 3.5 to Abraxas' Annual Report of Form 10-K filed April 2, 2001).

4.6 Amended and Restated Bylaws of Abraxas. (Filed as Exhibit 3.6 to Abraxas' Annual Report on Form 10-K filed April 5, 2002).

4.7           Specimen Common Stock Certificate of Abraxas. (Filed as Exhibit
              4.1 to the S-4 Registration Statement).

4.8           Specimen Preferred Stock Certificate of Abraxas. (Filed as Exhibit
              4.2 to Abraxas' Annual Report on Form 10-K filed on March 31,
              1995).

5.1*          Opinion of Cox Smith Matthews Incorporated.

23.1          Consent of BDO Seidman, LLP. (Filed herewith).

23.2          Consent of Deloitte & Touche LLP. (Filed herewith).

23.3*         Consent of DeGolyer and MacNaughton.

23.4*         Consent of Cox Smith Matthews Incorporated. (Filed with Exhibit
              5.1).

24.1*         Power of Attorney of Craig S. Bartlett, Jr. (Included on page
              II-6).

24.2*         Power of Attorney of Franklin A. Burke. (Included on page II-6).

24.3*         Power of Attorney of Harold D. Carter. (Included on page II-6).

24.4*         Power of Attorney of Ralph F. Cox. (Included on page II-6).

24.5*         Power of Attorney of Barry J. Galt. (Included on page II-6).

24.6*         Power of Attorney of Dennis E. Logue. (Included on page II-6).

24.7*         Power of Attorney of James C. Phelps. (Included on page II-6).

24.8*         Power of Attorney of Joseph A. Wagda. (Included on page II-6).

24.9          Power of Attorney of Paul A. Powell, Jr.  (Filed herewith).


* - Previously filed.